08001191

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 5, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated March 05, 2008 on the outcome of the Board Meeting held on March 5, 2008 on the buy-back of equity shares of the company and a copy of Media Release issued in this connection.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

3/12

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 05, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Outcome of Board Meeting**

We wish to inform you that at the meeting of the Board of Directors of Reliance Energy Limited held today, the Board has approved a proposal to buy-back the equity shares of the company.

We enclose a copy of the media release being issued by the Company which is self-explanatory.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 05, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Outcome of Board Meeting**

We wish to inform you that at the meeting of the Board of Directors of Reliance Energy Limited held today, the Board has approved a proposal to buy-back the equity shares of the company.

We enclose a copy of the media release being issued by the Company which is self-explanatory.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

Reliance Energy Board approves share buy-back of up to Rs. 2,000 crore (US$ 500 million), in two phases

First tranche of up to Rs. 800 crore (US$ 200 million) effective immediately, based on Board approval

Second tranche of additional Rs. 1,200 crore (US$ 300 million) based on shareholders' approvals to be obtained

Buy-back of shares at up to Rs. 1,600 per share through transparent open market purchases

Buy-back Price represents approx. 10% premium over today's closing price

Mumbai, March 5, 2008: The Board of Directors of Reliance Energy Limited (REL), at a meeting held today, **approved a buy-back of its outstanding equity shares for an aggregate amount of up to approximately Rs. 2,000 crore (US$ 500 million), in two phases**.

An amount of Rs. 800 crore (US$ 200 million) will be expended in the first phase on the share buyback, pursuant to the approval granted by the Board of Directors. This amount represents 10% of the paid-up equity share capital of the Company, and its free reserves.

A further amount of Rs. 1,200 crore (US$ 300 million) will be expended in the second phase, subject to necessary approvals by the shareholders, in terms of the provisions of the Companies Act, 1956 and relevant SEBI Guidelines. This amount represents an additional 15% of the paid-up equity share capital of the Company, and its free reserves.

REL will buy-back shares up to a maximum price of Rs 1,600, representing a premium of over 30% to the low of Rs 1,225 recorded during the calendar year 2008, and a premium of approx. 10% to the closing share price on the date of the Board meeting.

REL will buy-back shares on the Bombay Stock Exchange (BSE) and National Stock Exchange (NSE), **through a transparent mechanism of open market purchases**, from time to time.

The share buy-back will be made from the Company's substantial balances of cash and cash equivalents, and is expected to:

- **reduce short term volatility** in the Company's share price;
- **deter speculative activity** in the Company's shares;
- **send a strong signal to the capital markets on the perceived under-valuation** of the Company's share price; and
- **reiterate the confidence of management in future growth prospects** of the Company.

The shares purchased under the buy-back program will be cancelled, as required under SEBI guidelines, leading to a reduction in the Company's outstanding equity capital.

The proposed buy-back is expected to lead to the following benefits:

- Reduction in the outstanding number of equity shares, and consequently, **an increase in earnings per share (EPS)**;
- **Improvement in Return on Net Worth** and other financial ratios;
- **Reduction in floating stock**, contributing to higher valuations, and enhancing long term price performance;
- Reduction in volatility in the Company's stock price, leading to **reduction in the cost of equity, and weighted average cost of capital (WACC)**;
- **No impact on leverage ratios**, as the Company is debt free at a net level;
- Positive impact on the Company's stock price, contributing to **maximization of overall shareholder value**.

REL's fully diluted equity capital is Rs. 279.53 crore, and its market capitalisation is over Rs. 42,000 crore (US$ 10.5 billion).

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of nearly Rs. 3,00,000 crore, net worth in excess of Rs. 40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

END